Exhibit 99.1

June 9, 2017	TSX: GPR
For Immediate Release	NYSE MKT: GPL

NEWS RELEASE

GREAT PANTHER SILVER REPORTS RESULTS OF ANNUAL

GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

GREAT PANTHER SILVER LIMITED (TSX: GPR; NYSE MKT: GPL; “Great Panther”) reports the results of its Annual General and Special Meeting of Shareholders (the “Meeting”) held on June 8, 2017 in Vancouver, BC.

A total of 89,508,547 votes were cast representing 53.35% of the issued and outstanding common shares as of the record date for the Meeting. All of the proposed candidates were duly elected as directors by shareholders present or represented by proxy.

The election of each director nominee was as follows:

Director	Votes for	Votes withheld	Percent for	Percent withheld
Robert A. Archer	43,736,036	425,641	99.04%	0.96%
R. W. (Bob) Garnett	43,751,404	410,273	99.07%	0.93%
Kenneth W. Major	43,769,558	392,119	99.11%	0.89%
John Jennings	43,721,014	440,663	99.00%	1.00%
W. J. (James) Mullin	43,747,520	414,157	99.06%	0.94%
Elise Rees	43,706,885	454,792	98.97%	1.03%

Shareholders voted 97.90% in favour of setting the number of directors at six, 97.87% in favour of appointing KPMG LLP as auditors and authorizing the directors to fix the auditor remuneration, and 92.23% in favour of approving the Omnibus Incentive Plan for a three-year period.

ABOUT GREAT PANTHER

Great Panther Silver Limited is a primary silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE MKT trading under the symbol GPL. Great Panther's current activities are focused on the mining of precious metals from its two wholly-owned operating mines in Mexico: the Guanajuato Mine Complex, which includes the San Ignacio Mine; and the Topia Mine in Durango. In addition, the Company has signed an agreement to acquire a 100% interest in the Coricancha Mine Complex in the central Andes of Peru and is pursuing additional mining opportunities in the Americas.

Robert Archer

President & CEO

For more information, please contact:

Spiros Cacos

Director Investor Relations

Toll free:   1 888 355 1766

Tel:        +1 604 638 8955

scacos@greatpanther.com

www.greatpanther.com